Constellium SE Second Quarter Report 2024

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Management's discussion and analysis of financial condition and results of operations	3
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023	F-1

References to “tons” throughout this quarterly report are to metric tons and to “kt” to thousands of metric tons.
Amounts may not sum due to rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 and should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2023 and our unaudited condensed interim consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 which are included in this quarterly report.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this quarterly report and in our Annual Report on Form 20-F for the year ended December 31, 2023 (see in particular "Special Note about Forward-Looking Statements" and "Item 3. Key Information - D. Risk Factors").

Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of June 30, 2024, we had approximately 12,000 employees, 25 production facilities, 3 R&D centers and 3 administrative centers.
We serve a diverse set of customers across a broad range of end-markets with different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food canstock, closure stock, foilstock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium products, including plate, sheet and other fabricated products with applications across the aerospace, defense, transportation and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, rail, energy, building and industrial applications.
For the three and six months ended June 30, 2024 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Three months ended June 30, 2024		Six months ended June 30, 2024
(as a % of total)	Revenue	Segment Adjusted EBITDA	Revenue	Segment Adjusted EBITDA
P&ARP	55%	37%	55%	33%
A&T	25%	48%	25%	51%
AS&I	20%	19%	20%	20%
Holdings and Corporate	—%	(4%)	—%	(4%)
Total	100%	100%	100%	100%
Management Review and Outlook
Constellium delivered solid results for the first six months ended June 30, 2024, despite a mixed end market demand environment, two large planned maintenance outages taken during the second quarter and significant weather-related impacts in the first quarter at our facility in Muscle Shoals.
Looking at our end markets, aerospace demand remains strong and packaging demand continues to improve. Automotive demand remained stable in the period in North America though demand in Europe continues to weaken. We continued to experience weakness in most industrial and specialties markets with no signs of recovery in the near-term.

At the end of the second quarter, our facilities in Sierre and Chippis in Switzerland experienced severe flooding from the Rhône River. All operations at the Sierre and Chippis sites are currently suspended. We have assessed the impact of the flooding on the carrying value of our assets and recognized an impairment charge of €5 million in the quarter ended June 30, 2024. As of the date of this report, cleaning operations are ongoing and we cannot assess the full extent of the damage and financial impact and determine when production will restart. We are working closely with our insurance company and the latest insurance estimates have a gross damage assessment of approximately €135 million. This figure includes estimated damages, cleaning costs, and business interruption expenses. This gross damage assessment is before consideration of our insurance claim of up to €50 million, the impact of mitigation plans which are currently underway, and potential government assistance, of which certain benefits have already been approved. Given the uncertainty around the impact from the severe flooding, including the extent of the damage and the timing to restart production, this natural disaster will have some impact on our results in the near-term, but with mitigation plans which are underway, are not expected to affect the long-term prospects of the business. We continue to remain confident in our end-market positioning and prospects for 2025 and beyond.
Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Geopolitical conflicts
Geopolitical conflicts, including the war in Ukraine, and related sanctions continue to generate volatility and disruption in global and regional economies. Although we do not have operations in any conflict zones, it is difficult to predict the length and impact of these conflicts on global and regional economies. We continuously monitor these events and will develop contingency plans and counter measures as necessary to address adverse effects or disruptions to our operations as they arise.
Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, interest rates, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
In addition, although a number of our end-markets are cyclical in nature, we believe that the diversity of our portfolio and the secular growth trends we are experiencing in many of our end-markets will help the Company weather these economic cycles. In each of our three end-markets of packaging, aerospace and automotive:
•Historically, can packaging has not been highly correlated to the general economic cycle. We believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•While aerospace demand had been adversely impacted following the COVID crisis, it has experienced a sharp recovery in the recent periods. We continue to believe the longer term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircraft along with new military and space programs support a positive long-term demand trend.
•The automotive markets were impacted globally by supply chain disruptions in recent years. However, longer-term demand for aluminium has been increasing in recent years triggered by a lightweighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight high strength-to-weight ratio, corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors globally, that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues.

Aluminium Prices
Raw materials and consumables, where aluminium is the largest component by a wide margin, represented 67% and 70% of our cost of sales in the six months ended June 30, 2024 and 2023, respectively. Aluminium prices are determined by worldwide forces of supply and demand and are volatile. We operate a pass–through business model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to fully pass through or hedge this cost.
The average LME transaction price, Rotterdam Premium and Midwest Premium per ton of primary aluminium in the three and six months ended June 30, 2024 and 2023 are presented below.

	For the three months ended June 30,		For the six months ended June 30,

(Euros per ton)	2024	2023	2024	2023

Average LME transaction price	2,341	2,074	2,182	2,155
Average Rotterdam Premium	298	297	262	289
Average all-in aluminium price Europe	2,639	2,371	2,444	2,444

Average LME transaction price	2,341	2,074	2,182	2,155
Average Midwest Premium	408	500	392	536
Average all-in aluminium price U.S.	2,749	2,574	2,574	2,691
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments we entered into in order to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our products using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap price is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.

Personnel Costs
Our operations are labor intensive. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity. Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.
Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. The direction of energy costs depends on the energy supply demand relationships in the regions we operate in. The current geopolitical instability continues to expose us to the risk of energy supply disruptions. In addition, sustainability trends are expected to put upward pressure on energy costs over time. A significant increase in energy costs or disruption of energy supply could have a material adverse effect on financial position, results of operations, and cash flows.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss franc. As our reporting currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in hedging activities to attempt to mitigate the effects of foreign currency transactions on our profitability. Notably, where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations for the three and six months ended June 30, 2024 and 2023

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2024		2023		2024		2023

Revenue	1,795	100%	1,950	100%	3,526	100%	3,906	100%
Cost of sales	(1,605)	89%	(1,737)	89%	(3,175)	90%	(3,532)	90%
Gross profit	190	11%	213	11%	351	10%	374	10%
Selling and administrative expenses	(74)	4%	(80)	4%	(149)	4%	(151)	4%
Research and development expenses	(13)	1%	(13)	1%	(28)	1%	(26)	1%
Other gains and losses - net	24	1%	(41)	2%	11	—%	(56)	1%
Income from operations	127	7%	79	4%	185	5%	141	4%
Finance costs - net	(32)	2%	(35)	2%	(65)	2%	(70)	2%
Income before tax	95	5%	44	2%	120	3%	71	2%
Income tax expense	(24)	1%	(12)	1%	(32)	1%	(17)	—%
Net income	71	4%	32	2%	88	2%	54	1%
Shipment volumes (in kt)	378	n/a	398	n/a	758	n/a	787	n/a
Revenue per ton (€ per ton)	4,749	n/a	4,894	n/a	4,652	n/a	4,966	n/a

Revenue
For the three months ended June 30, 2024, revenue decreased by 8% to €1,795 million from €1,950 million for the three months ended June 30, 2023. This decrease reflected a decrease in shipments and lower revenue per ton.
For the three months ended June 30, 2024, sales volumes decreased by 5% to 378 kt from 398 kt for the three months ended June 30, 2023. This decrease reflected a 15% decrease in volumes for AS&I, a 4% decrease in volumes for P&ARP and and stable volumes for A&T. For the three months ended June 30, 2024, revenue per ton decreased by 3% to €4,749 from €4,894 for the three months ended June 30, 2023.
For the six months ended June 30, 2024, revenue decreased by 10% to €3,526 million from €3,906 million for the six months ended June 30, 2023. This decrease reflected a decrease in shipments and lower revenue per ton.
For the six months ended June 30, 2024, sales volumes decreased by 4% to 758 kt from 787 kt for the six months ended June 30, 2023. This decrease reflected a 16% decrease in volumes for AS&I, a 1% decrease in volumes for P&ARP and a 1% decrease in volumes for A&T. For the six months ended June 30, 2024, revenue per ton decreased by 6% to €4,652 from €4,966 for the six months ended June 30, 2023.
The following table presents the primary drivers for changes in Revenue:

(in millions of Euros)	Total
Revenue for the three months ended June 30, 2023	1,950
Volume	(104)
Price and product mix	(112)
Metal price	79
Foreign exchange and other	(18)
Revenue for the three months ended June 30, 2024	1,795

(in millions of Euros)	Total
Revenue for the six months ended June 30, 2023	3,906
Volume	(176)
Price and product mix	(48)
Metal price	(124)
Foreign exchange and other	(32)
Revenue for the six months ended June 30, 2024	3,526
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the three months ended June 30, 2024, cost of sales decreased by 8% to €1,605 million from €1,737 million for the three months ended June 30, 2023. This decrease in cost of sales was primarily driven by a decrease in raw materials and consumables used, a decrease in energy costs and a decrease in subcontractors, partially offset by an increase in labor costs.
For the six months ended June 30, 2024, cost of sales decreased by 10% to €3,175 million from €3,532 million for the six months ended June 30, 2023. This decrease in cost of sales was primarily driven by a decrease in raw materials and consumables used, a decrease in energy costs and a decrease in subcontractors, partially offset by an increase in labor costs.

Selling and Administrative Expenses
For the three months ended June 30, 2024, selling and administrative expenses decreased by 8%, or €6 million to €74 million from €80 million for the three months ended June 30, 2023. The decrease reflected primarily a decrease in labor costs and a decrease in other expenses, partially offset by an increase in professional fees on IT and non-recurring corporate transformation projects.
For the six months ended June 30, 2024, selling and administrative expenses decreased by 1%, or €2 million to €149 million from €151 million for the six months ended June 30, 2023. The decrease reflected primarily a decrease in labor costs and a decrease in other expenses, offset by an increase in professional fees on IT and non-recurring corporate transformation projects.
Research and Development Expenses
For the three months ended June 30, 2024, research and development expenses remained stable at €13 million compared to the three months ended June 30, 2023.
For the six months ended June 30, 2024, research and development expenses increased to €28 million from €26 million for the six months ended June 30, 2023. The increase reflected primarily an increase in labor costs.
Other Gains and Losses, net

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023

Realized gains / (losses) on derivatives	23	(19)	12	(23)
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net	3	(20)	—	(28)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	—	(1)	2	—
Restructuring costs	(3)	—	(3)	—
Losses on disposal	—	—	(1)	(6)
Other	1	(1)	1	1
Total other gains and losses, net	24	(41)	11	(56)
The following table provides an analysis of realized and unrealized gains and losses by nature of exposure:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023

Realized (losses) / gains on foreign currency derivatives	(2)	5	(4)	9
Realized gains / (losses) on commodity derivatives	25	(24)	16	(32)
Realized gains / (losses) on derivatives	23	(19)	12	(23)

Unrealized losses on foreign currency derivatives	(3)	(6)	(11)	(4)
Unrealized gains / (losses) on commodity derivatives	6	(14)	11	(24)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	3	(20)	—	(28)
Realized gains or losses relate to financial derivatives used by the Group to hedge underlying commercial and commodity transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial and commodity transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the Group to hedge forecasted commercial and commodity transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are intended to offset the change in the value of forecasted transactions which are not yet accounted for.

Changes in realized and unrealized (losses) / gains on derivatives for the three and six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily reflected the fluctuation in commodity and energy prices.
For the three and six months ended June 30, 2024, restructuring costs amounted to €3 million and related to cost improvement programs in Europe and in the U.S.
For the six months ended June 30, 2023, losses on disposal costs included a €5 million loss relating to the sale of Constellium Ussel, which was completed on February 2, 2023.
Finance Costs, net
For the three months ended June 30, 2024, finance costs, net decreased by €3 million to €32 million from €35 million for the three months ended June 30, 2023. This decrease primarily reflected lower borrowings on the Pan-U.S. ABL in 2024 compared to 2023 and the partial redemption of €43 million on the 5.875% Senior Notes due 2026 in July 2023.
For the six months ended June 30, 2024, finance costs, net decreased by €5 million to €65 million from €70 million for the six months ended June 30, 2023. This decrease primarily reflected lower borrowings on the Pan-U.S. ABL in 2024 compared to 2023 and the partial redemption of €43 million on the 5.875% Senior Notes due 2026 in July 2023.
Income Tax
For the three months ended June 30, 2024 and 2023, income tax expense amounted to €24 million and €12 million, respectively. For the six months ended June 30, 2024 and 2023, income tax expense amounted to €32 million and €17 million, respectively.
Our effective tax rate was 25% and 27% of our income before income tax for the three months ended June 30, 2024 and 2023, respectively and 26% and 25% of our income before income tax for the six months ended June 30, 2024 and 2023, respectively.
The difference in our effective tax rate and the statutory tax rate compared to a statutory tax rate of 25.8% in the three and six months ended June 30, 2024, and 2023 was primarily due to the geographical mix of our pre-tax results and the impact of non-recurring transactions.
Net Income / Loss
As a result of the foregoing factors, we recognized net income of €71 million and net income of €32 million in the three months ended June 30, 2024 and 2023, respectively. We recognized net income of €88 million and net income of €54 million in the six months ended June 30, 2024 and 2023, respectively.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2024		2023		2024		2023

P&ARP	1,001	55%	1,049	54%	1,939	55%	2,079	53%
A&T	452	25%	464	24%	893	25%	916	23%
AS&I	357	20%	443	23%	721	20%	926	24%
Holdings and Corporate	2	—%	—	—%	3	—%	1	—%
Inter-segment eliminations	(17)	n.m.	(6)	n.m.	(30)	n.m.	(16)	n.m.
Total revenue	1,795	100%	1,950	100%	3,526	100%	3,906	100%
n.m. not meaningful
The following table sets forth the shipments for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in kt as a % of shipments)	2024		2023		2024		2023

P&ARP	262	69%	272	68%	526	69%	531	68%
A&T	60	16%	60	15%	117	16%	118	15%
AS&I	56	15%	66	17%	115	15%	138	17%
Total shipments	378	100%	398	100%	758	100%	787	100%

P&ARP
For the three months ended June 30, 2024, revenue in our P&ARP segment decreased 5% to €1,001 million from €1,049 million for the three months ended June 30, 2023 primarily as a result of lower shipments and lower revenue per ton. P&ARP shipments were down 4%, or 10 kt compared to the three months ended June 30, 2023 on lower shipments of packaging, automotive and specialty rolled products. For the three months ended June 30, 2024, revenue per ton decreased by 1% to €3,815 per ton from €3,857 per ton for the three months ended June 30, 2023, primarily driven by a weaker price and mix, partially offset by higher metal prices.
For the six months ended June 30, 2024, revenue in our P&ARP segment decreased 7% to €1,939 million from €2,079 million for the six months ended June 30, 2023 reflecting lower shipments and lower revenue per ton. P&ARP shipments were down 1%, or 5 kt, due to lower shipments of packaging, automotive and specialty rolled products. For the six months ended June 30, 2024, revenue per ton decreased by 6% to €3,686 per ton from €3,916 per ton for the six months ended June 30, 2023, primarily reflecting lower metal prices and a less favorable price and mix.

A&T
For the three months ended June 30, 2024, revenue in our A&T segment decreased 3% to €452 million from €464 million for the three months ended June 30, 2023, reflecting stable shipments and lower revenue per ton. For the three months ended June 30, 2024, revenue per ton decreased by 2% to €7,595 per ton from €7,733 per ton for the three months ended June 30, 2023, primarily reflecting a less favorable price and mix, partially offset by higher metal prices.
For the six months ended June 30, 2024, revenue in our A&T segment decreased 3% to €893 million from €916 million for the six months ended June 30, 2023, reflecting lower shipments and lower revenue per ton. A&T shipments were down 1%, or 1 kt, due to lower transportation, industry and defense rolled product shipments, mostly offset by higher aerospace rolled product shipments. For the six months ended June 30, 2024, revenue per ton decreased by 2% to €7,632 per ton from €7,757 per ton for the six months ended June 30, 2023, primarily reflecting lower metal prices, partially offset by a more favorable price and mix.
AS&I
For the three months ended June 30, 2024, revenue in our AS&I segment decreased 19% to €357 million from €443 million for the three months ended June 30, 2023, primarily due to lower shipments and lower revenue per ton. AS&I shipments were down 15%, or 10 kt, on lower automotive shipments, and other extruded product shipments including the impact of the sale of Constellium Extrusions Deutschland GmbH ("CED") in September 2023. For the three months ended June 30, 2024, revenue per ton decreased by 5% to €6,396 per ton from €6,712 per ton for the three months ended June 30, 2023, primarily reflecting a less favorable price and mix, partially offset by higher metal prices.
For the six months ended June 30, 2024, revenue in our AS&I segment decreased 22% to €721 million from €926 million for the six months ended June 30, 2023, reflecting lower shipments and lower revenue per ton. AS&I shipments were down 16%, or 23 kt, on lower automotive shipments, and other extruded product shipments including the impact of the sale of CED in September 2023. For the six months ended June 30, 2024, revenue per ton decreased by 7% to €6,270 per ton from €6,734 per ton for the six months ended June 30, 2023, primarily reflecting a less favorable price and mix and lower metal prices.
Holdings and Corporate
For the three and six months ended June 30, 2024 and 2023, revenue in our Holdings and Corporate segment included sales of metal supply to third parties.
Segment Adjusted EBITDA
In considering the financial performance of the business, we analyze the primary financial performance measure of Segment Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker, as defined under IFRS 8 - Segment reporting, measures the profitability and financial performance of our operating segments based on Segment Adjusted EBITDA. Segment Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
The following table sets forth the Segment Adjusted EBITDA for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2024		2023		2024		2023

P&ARP	64	6%	79	8%	107	6%	134	6%
A&T	83	18%	96	21%	163	18%	169	18%
AS&I	32	9%	39	9%	65	9%	82	9%
H&C	(7)	n.m.	(5)	n.m.	(13)	n.m.	(11)	n.m.
n.m. not meaningful

The following table reconciles our Segment Adjusted EBITDA to our net income:

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
P&ARP	64	79	107	134
A&T	83	96	163	169
AS&I	32	39	65	82
H&C	(7)	(5)	(13)	(11)
Segment Adjusted EBITDA	172	209	322	374
Metal price lag (A)	42	(30)	29	(45)
Share based compensation costs	(6)	(7)	(12)	(10)
Depreciation and amortization	(74)	(72)	(145)	(144)
Restructuring costs (B)	(3)	—	(3)	—
Unrealized gains / (losses) on derivatives	3	(20)	—	(28)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	—	(1)	2	—
Losses on disposal (C)	—	—	(1)	(6)
Other (D)	(7)	—	(7)	—
Income from operations	127	79	185	141
Finance costs - net	(32)	(35)	(65)	(70)
Income before tax	95	44	120	71
Income tax expense	(24)	(12)	(32)	(17)
Net income	71	32	88	54
________________
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.
(B)For the three and six months ended June 30, 2024, restructuring costs amounted to €3 million and were related to cost improvement programs in Europe and in the U.S.
(C)For the six months ended June 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023.
(D)For the three and six months ended June 30, 2024, other was related to €5 million of inventory impairment as a result of flooding in Sierre and Chippis facilities at the end of June 2024 as well as €2 million of costs associated with non-recurring corporate transformation projects.

The following table presents the primary drivers for changes in Segment Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I
Segment Adjusted EBITDA for the three months ended June 30, 2023	79	96	39
Volume	(5)	—	(6)
Price and product mix	(3)	(23)	(7)
Costs	(8)	10	8
Foreign exchange and other	1	—	(2)
Segment Adjusted EBITDA for the three months ended June 30, 2024	64	83	32

(in millions of Euros)	P&ARP	A&T	AS&I
Segment Adjusted EBITDA for the six months ended June 30, 2023	134	169	82
Volume	(1)	(4)	(11)
Price and product mix	(12)	(15)	(17)
Costs	(15)	12	15
Foreign exchange and other	1	1	(4)
Segment Adjusted EBITDA for the six months ended June 30, 2024	107	163	65
P&ARP
For the three months ended June 30, 2024, Segment Adjusted EBITDA in our P&ARP segment decreased 19% to €64 million from €79 million for the three months ended June 30, 2023, as a result of higher costs mainly due to operating challenges and unfavorable metal costs at our Muscle Shoals facility, lower shipments and unfavorable price and mix. For the three months ended June 30, 2024, Adjusted EBITDA per metric ton decreased by 16% to €244 from €291 for the three months ended June 30, 2023.
For the six months ended June 30, 2024, Segment Adjusted EBITDA in our P&ARP segment decreased 20% to €107 million from €134 million for the six months ended June 30, 2023, as a result of higher costs mainly due to weather-related impacts in the first quarter, operating challenges and unfavorable metal costs at our Muscle Shoals facility, unfavorable price and mix and lower shipments. For the six months ended June 30, 2024, Adjusted EBITDA per metric ton decreased by 20% to €203 from €253 for the six months ended June 30, 2023.
A&T
For the three months ended June 30, 2024, Segment Adjusted EBITDA in our A&T segment decreased 14% to €83 million from €96 million for the three months ended June 30, 2023, primarily due to unfavorable price and mix, partially offset by lower costs. For the three months ended June 30, 2024, Adjusted EBITDA per metric ton decreased by 14% to €1,395 from €1,613 for the three months ended June 30, 2023.
For the six months ended June 30, 2024, Segment Adjusted EBITDA in our A&T segment decreased 3% to €163 million from €169 million for the six months ended June 30, 2023, primarily as a result of unfavorable price and mix and lower shipments, partially offset by lower costs. For the six months ended June 30, 2024, Adjusted EBITDA per metric ton decreased by 1% to €1,397 from €1,418 for the six months ended June 30, 2023.
AS&I
For the three months ended June 30, 2024, Segment Adjusted EBITDA in our AS&I segment decreased 19% to €32 million from €39 million for the three months ended June 30, 2023, primarily due to unfavorable price and mix and lower shipments, partially offset by lower costs. For the three months ended June 30, 2024, Adjusted EBITDA per metric ton decreased by 4% to €573 per ton from €597 per ton for the three months ended June 30, 2023.
For the six months ended June 30, 2024, Segment Adjusted EBITDA in our AS&I segment decreased 21% to €65 million compared to €82 million for the six months ended June 30, 2023, primarily as a result of unfavorable price and mix and lower shipments, partially offset by lower costs. For the six months ended June 30, 2024, Adjusted EBITDA per metric ton decreased 6% to €563 per ton from €598 per ton for the six months ended June 30, 2023.
Holdings & Corporate
Segment Adjusted EBITDA results for our Holdings and Corporate segment were losses of €7 million and €6 million, for the three months ended June 30, 2024 and 2023, respectively and losses of €13 million and €11 million for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the short-term and long-term.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against euros.
When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it is also our policy to enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates against the euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.
In addition, we borrow in a combination of euros and U.S. dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the euro and in aluminium prices. There were no margin calls at June 30, 2024 and December 31, 2023.
At June 30, 2024, we had €869 million of total liquidity, comprised of €213 million in cash and cash equivalents, €452 million of availability under our Pan-U.S. ABL facility, €104 million of availability under our factoring arrangements and €100 million of availability under our French inventory facility.

Cash Flows
The following table summarizes our operating, investing and financing activities for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(in millions of Euros)	2024	2023

Net Cash Flows from / (used in)
Operating activities	206	167
Investing activities	(139)	(133)
Financing activities	(56)	(19)
Net (decrease) / increase in cash and cash equivalents, excluding the effect of exchange rate changes	11	15
Net Cash Flows from Operating Activities
For the six months ended June 30, 2024, net cash flows from operating activities were €206 million, a €39 million increase from €167 million in the six months ended June 30, 2023. This change primarily reflected a €3 million increase in cash flows from operating activities before working capital and a €36 million increase in changes from working capital.
For the six months ended June 30, 2024, changes in working capital were attributable to (i) an increase in inventory of €23 million, primarily driven by metal price increases; (ii) an increase in accounts payable of €153 million, primarily driven by metal price increases; (iii) an increase in trade receivables of €186 million primarily driven by increased activity during the period as well as metal price increases.
For the six months ended June 30, 2023, changes in working capital were attributable to (i) a decrease in inventory of €150 million, primarily driven by a decrease in inventory volume mainly in the P&ARP segment following a strong increase in 2022; (ii) a decrease in accounts payable of €14 million; (iii) an increase in trade receivables of €224 million primarily driven by increased activity during the period in the A&T segment.
In the six months ended June 30, 2024, factored receivables under non-recourse arrangements increased by €4 million compared to a €2 million decrease for the six months ended June 30, 2023.
Net Cash Flows used in Investing Activities
For the six months ended June 30, 2024 and 2023, net cash flows used in investing activities were €139 million and €133 million, respectively. For the six months ended June 30, 2024, capital expenditures were €146 million and related primarily to maintenance, growth and optimization investments in our manufacturing facilities. For the six months ended June 30, 2023, capital expenditures were €134 million and related primarily to maintenance and optimization investments in our manufacturing facilities.
Net Cash Flows used in Financing Activities
For the six months ended June 30, 2024, net cash flows used in financing activities were €56 million, primarily reflecting €37 million of share repurchases and lease repayments.
For the six months ended June 30, 2023, net cash flows used in financing activities were €19 million, primarily reflecting lease repayments, partially offset by borrowings under the Pan-U.S. ABL.

Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the six months ended June 30,
(in millions of Euros)	2024	2023

P&ARP	(74)	(71)
A&T	(38)	(37)
AS&I	(32)	(25)
Holdings and Corporate	(2)	(1)
Total capital expenditures	(146)	(134)
Covenant Compliance
We were in compliance with our covenants as of and for the six months ended June 30, 2024.
Quantitative and Qualitative Disclosures about Market Risk
In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements in our Annual report on Form 20-F for the year ended December 31, 2023.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which are in our Annual report on Form 20-F for the year ended December 31, 2023 and in Note 2 to our unaudited condensed interim consolidated financial statements included herein.
Non-GAAP measures
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table reconciles our net income to our Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023

Net income	71	32	88	54
Income tax expense	24	12	32	17
Finance costs, net	32	35	65	70
Depreciation and amortization	74	72	145	144
Restructuring costs (A)	3	—	3	—
Unrealized (gains) / losses on derivatives	(3)	20	—	28
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	—	1	(2)	—
Share-based compensation	6	7	12	10
Losses on disposals (B)	—	—	1	6
Other (C)	7	—	7	—
Adjusted EBITDA[1]	214	179	351	329
of which Metal price lag (D)	42	(30)	29	(45)
1Adjusted EBITDA includes the non-cash impact of metal price lag
_______________
(A)For the three and six months ended June 30, 2024, restructuring costs amounted to €3 million and were related to cost improvement programs in Europe and in the U.S.
(B)For the six months ended June 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023.
(C)For the three and six months ended June 30, 2024, other was related to €5 million of inventory impairment as a result of flooding in Sierre and Chippis facilities at the end of June 2024 as well as €2 million of costs associated with non-recurring corporate transformation projects.
(D)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

INDEX TO FINANCIAL STATEMENTS
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023.

Unaudited Interim Consolidated Income Statement	F-2
Unaudited Interim Consolidated Statement of Comprehensive Income	F-3
Unaudited Interim Consolidated Statement of Financial Position	F-4
Unaudited Interim Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023	2024	2023
Revenue	3	1,795	1,950	3,526	3,906
Cost of sales		(1,605)	(1,737)	(3,175)	(3,532)
Gross profit		190	213	351	374
Selling and administrative expenses		(74)	(80)	(149)	(151)
Research and development expenses		(13)	(13)	(28)	(26)
Other gains and losses - net	5	24	(41)	11	(56)
Income from operations		127	79	185	141
Finance costs - net	7	(32)	(35)	(65)	(70)
Income before tax		95	44	120	71
Income tax expense	8	(24)	(12)	(32)	(17)
Net income		71	32	88	54
Net income attributable to:
Equity holders of Constellium		71	31	87	51
Non-controlling interests		—	1	1	3
Net income		71	32	88	54

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	0.48	0.21	0.59	0.35
Diluted	0.48	0.21	0.58	0.34
Weighted average number of shares
Basic	146,271,938	146,543,148	146,534,099	145,428,562
Diluted	149,040,318	148,190,856	149,670,265	148,190,856
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023	2024	2023
Net income		71	32	88	54
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		11	5	34	4
Income tax on remeasurement on post-employment benefit obligations		(3)	(3)	(6)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	17	(2)	1	(4)	4
Income tax on cash flow hedges		1	—	1	(1)
Currency translation differences		9	—	22	(13)
Other comprehensive income / (loss)		16	3	47	(8)
Total comprehensive income		87	35	135	46
Attributable to:
Equity holders of Constellium		87	34	134	44
Non-controlling interests		—	1	1	2
Total comprehensive income		87	35	135	46
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2024	At December 31, 2023
Assets
Current assets
Cash and cash equivalents	9	213	202
Trade receivables and other	10	693	490
Inventories	11	1,134	1,098
Other financial assets	16	22	30
		2,062	1,820
Non-current assets
Property, plant and equipment	12	2,084	2,047
Goodwill	13	477	462
Intangible assets	13	45	47
Deferred tax assets		234	252
Trade receivables and other	10	35	31
Other financial assets	16	2	2
		2,877	2,841
Total Assets		4,939	4,661
Liabilities
Current liabilities
Trade payables and other	14	1,431	1,263
Borrowings	15	53	54
Other financial liabilities	16	30	34
Income tax payable		19	19
Provisions	19	19	18
		1,552	1,388
Non-current liabilities
Trade payables and other	14	68	59
Borrowings	15	1,842	1,814
Other financial liabilities	16	11	8
Pension and other post-employment benefit obligations	18	380	411
Provisions	19	86	89
Deferred tax liabilities		27	28
		2,414	2,409
Total Liabilities		3,966	3,797
Equity
Share capital	21	3	3
Share premium	21	420	420
Retained earnings and other reserves		529	420
Equity attributable to equity holders of Constellium		952	843
Non-controlling interests		21	21
Total Equity		973	864
Total Equity and Liabilities		4,939	4,661
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Treasury shares	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2024	3	420	—	13	(4)	16	121	274	843	21	864
Net income	—	—	—	—	—	—	—	87	87	1	88
Other comprehensive income / (loss)	—	—	—	28	(3)	22	—	—	47	—	47
Total comprehensive income / (loss)	—	—	—	28	(3)	22	—	87	134	1	135
Share-based compensation	—	—	—	—	—	—	12	—	12	—	12
Repurchase of ordinary shares	—	—	(37)	—	—	—	—	—	(37)	—	(37)
Allocation of treasury shares to share-based compensation plan vested	—	—	27	—	—	—	(27)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	(1)	(1)
At June 30, 2024	3	420	(10)	41	(7)	38	106	361	952	21	973

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	2	3	(12)	—	—	(7)	(1)	(8)
Total comprehensive income / (loss)	—	—	2	3	(12)	—	51	44	2	46
Share-based compensation	—	—	—	—	—	10	—	10	—	10
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At June 30, 2023	3	420	30	(7)	29	111	199	785	21	806

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	125	125	4	129
Other comprehensive income / (loss)	—	—	(14)	6	(25)	—	—	(33)	(1)	(34)
Total comprehensive income / (loss)	—	—	(14)	6	(25)	—	125	92	3	95
Share-based compensation	—	—	—	—	—	20	—	20	—	20
Other	—	—	(1)	—	—	—	1	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
At December 31, 2023	3	420	13	(4)	16	121	274	843	21	864
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023
Net income		88	54
Adjustments
Depreciation and amortization	12, 13	145	144
Pension and other post-employment benefits service costs	18	10	11
Finance costs - net	7	65	70
Income tax expense	8	32	17
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	5	(2)	28
Losses on disposal	5	1	6
Other - net		12	10
Change in working capital
Inventories		(23)	150
Trade receivables		(186)	(224)
Trade payables		153	(14)
Other		10	6
Change in provisions		(2)	(2)
Pension and other post-employment benefits paid	18	(20)	(19)
Interest paid		(56)	(63)
Income tax paid		(21)	(7)
Net cash flows from operating activities		206	167
Purchases of property, plant and equipment	4	(146)	(134)
Property, plant and equipment grants received		7	1
Net cash flows used in investing activities		(139)	(133)
Repurchase of ordinary shares		(37)	—
Repayments of long-term borrowings	15	(4)	(5)
Net change in revolving credit facilities and short-term borrowings	15	—	7
Lease repayments	15	(13)	(16)
Transactions with non-controlling interests		(3)	(3)
Other financing activities		1	(2)
Net cash flows used in financing activities		(56)	(19)
Net increase in cash and cash equivalents		11	15
Cash and cash equivalents - beginning of year		202	166
Transfer of cash and cash equivalents from assets classified as held for sale		—	(1)
Effect of exchange rate changes on cash and cash equivalents		—	(2)
Cash and cash equivalents - end of period	9	213	178
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 25 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The Unaudited Interim Condensed Consolidated Financial Statements (the "Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting. Accordingly, they do not include all the information and disclosures required in consolidated financial statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2023.
In accordance with IAS 1- Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2023, except for the application of the effective tax rate method in accordance with IAS 34 - Interim Financial Reporting.
The Interim Financial Statements are presented in millions of Euros, except when otherwise indicated. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation. Amounts may not sum due to rounding.
The Interim Financial Statements were authorized for issue by management on July 22, 2024.
2.2 New and amended standards and interpretations
Several amendments to IFRS standards apply for the first time in 2024, but have no impact on the Interim Financial Statements of the Group.
The Group has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes. The Group has reviewed its corporate structure in light of the introduction of Pillar Two Model Rules in the jurisdictions where it operates based on the most recent tax filings and financial statements. Based on this assessment, the Group has determined that it is not subject to Pillar Two “top-up” taxes for the the six months ended June 30, 2024.
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt new standards and interpretations on their required effective dates.
2.3 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, along with the accompanying disclosures and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the financial statements.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements at and for the year ended December 31, 2023, as well as the application of the effective tax rate method for the determination of the income tax provision.
2.4 Exchange rates
The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rates		Closing rates
Foreign exchange rate for 1 Euro		Six months ended June 30,		At June 30,	At December 31,
		2024	2023	2024	2023
U.S. Dollars	USD	1.0812	1.0805	1.0705	1.1050
Swiss Francs	CHF	0.9612	0.9855	0.9634	0.9260
Czech Koruna	CZK	25.0118	23.6858	25.0250	24.7240
NOTE 3 - REVENUE

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Packaging rolled products	677	699	1,295	1,384
Automotive rolled products	296	312	583	616
Specialty and other thin-rolled products	26	34	55	70
Aerospace rolled products	244	271	507	524
Transportation, industry, defense and other rolled products	195	190	363	385
Automotive extruded products	233	251	475	511
Other extruded products	123	193	245	416
Other metal sales	2	—	3	—
Total Revenue by product line	1,795	1,950	3,526	3,906

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Germany	372	447	734	926
France	163	178	337	360
United Kingdom	74	67	133	128
Switzerland	20	15	36	40
Spain	80	85	171	166
Czech Republic	52	67	106	124
Other Europe	247	241	474	483
Total Europe	1,008	1,100	1,991	2,227

United States	597	716	1,185	1,389
Asia and Other Pacific	70	61	138	122
All Other	120	73	212	168
Total Revenue by destination of shipment	1,795	1,950	3,526	3,906

NOTE 4 - OPERATING SEGMENT INFORMATION
Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C)
4.1 Segment Revenue

	Three months ended June 30,						Six months ended June 30,
	2024			2023			2024			2023
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	1,001	(2)	999	1,049	(4)	1,045	1,939	(6)	1,933	2,079	(9)	2,070
A&T	452	(13)	439	464	(2)	462	893	(23)	870	916	(7)	909
AS&I	357	(1)	356	443	—	443	721	(1)	720	926	—	926
H&C	2	—	2	—	—	—	3	—	3	1	—	1
Segment revenue	1,812	(17)	1,795	1,956	(6)	1,950	3,556	(30)	3,526	3,922	(16)	3,906
4.2 Segment Adjusted EBITDA and reconciliation of Segment adjusted EBITDA to Net Income

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023	2024	2023
P&ARP		64	79	107	134
A&T		83	96	163	169
AS&I		32	39	65	82
H&C		(7)	(5)	(13)	(11)
Segment Adjusted EBITDA		172	209	322	374
Metal price lag (A)		42	(30)	29	(45)
Share based compensation costs	22	(6)	(7)	(12)	(10)
Depreciation and amortization	12, 13	(74)	(72)	(145)	(144)
Restructuring costs (B)	5	(3)	—	(3)	—
Unrealized gains / (losses) on derivatives		3	(20)	—	(28)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	5	—	(1)	2	—
Losses on disposal (C)	5	—	—	(1)	(6)
Other (D)		(7)	—	(7)	—
Income from operations		127	79	185	141
Finance costs - net	7	(32)	(35)	(65)	(70)
Income before tax		95	44	120	71
Income tax expense	8	(24)	(12)	(32)	(17)
Net income		71	32	88	54
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The metal price lag will generally increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of metal price lag adjustment is based on a standardized methodology applied at each of Constellium’s manufacturing sites. Metal price lag is calculated as the average value of product purchased in the period, approximated at the market price, less the value of product in inventory at the weighted average of metal purchased over time, multiplied by the quantity sold in the period.

(B)For the six months ended June 30, 2024, restructuring costs amounted to €3 million and were related to cost improvement programs in Europe and in the U.S.
(C)For the six months ended June 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023.
(D)For the six months ended June 30, 2024, other was related to €5 million of inventory impairment as a result of flooding in Sierre and Chippis facilities at the end of June 2024 (refer to NOTE 23 - SUBSEQUENT EVENTS) as well as €2 million of costs associated with non-recurring corporate transformation projects.
4.3 Segment capital expenditures

	Six months ended June 30,
(in millions of Euros)	2024	2023
P&ARP	(74)	(71)
A&T	(38)	(37)
AS&I	(32)	(25)
H&C	(2)	(1)
Capital expenditures	(146)	(134)
4.4 Segment assets

(in millions of Euros)	At June 30, 2024	At December 31, 2023
P&ARP	2,181	2,102
A&T	1,220	1,087
AS&I	690	673
H&C	377	313
Segment assets	4,468	4,175
Deferred income tax assets	234	252
Cash and cash equivalents	213	202
Other financial assets	24	32
Total Assets	4,939	4,661
NOTE 5 - OTHER GAINS AND LOSSES - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Realized gains / (losses) on derivatives (A)	23	(19)	12	(23)
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)	3	(20)	—	(28)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	—	(1)	2	—
Restructuring costs (B)	(3)	—	(3)	—
Losses on disposal (C)	—	—	(1)	(6)
Other	1	(1)	1	1
Total other gains and losses - net	24	(41)	11	(56)
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices, and that do not qualify for hedge accounting.
(B)For the six months ended June 30, 2024, restructuring costs amounted to €3 million and related to cost improvement programs in Europe and in the U.S.

(C)For the six months ended June 30, 2023, gains and losses on disposal costs net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023. The proceeds net of cash disposed amounted to €300 thousand.
NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023	2024	2023
Included in Revenue	17	(2)	(1)	(5)	(2)
Included in Cost of sales		—	—	—	(1)
Included in Other gains and losses - net		(5)	(1)	(13)	5
Total		(7)	(2)	(18)	2

Realized exchange (losses) / gains on foreign currency derivatives - net	17	(4)	4	(8)	6
Unrealized losses on foreign currency derivatives - net	17	(3)	(6)	(12)	(3)
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		—	—	2	(1)
Total		(7)	(2)	(18)	2
See NOTE 16 - Financial Instruments and NOTE 17 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
NOTE 7 - FINANCE COSTS - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2024	2023	2024	2023
Interest expense on borrowings (A)	(21)	(25)	(44)	(49)
Interest expense on leases	(2)	(2)	(4)	(5)
Interest cost on pension and other benefits	(5)	(4)	(8)	(8)
Expenses on factoring arrangements	(5)	(5)	(9)	(10)
Realized and unrealized gains / (losses) on debt derivatives at fair value (B)	—	4	(1)	4
Realized and unrealized exchange gains / (losses) on financing activities - net (B)	1	(3)	1	(2)
Other finance expenses	(1)	(1)	(2)	(2)
Capitalized borrowing costs (C)	1	1	2	2
Finance expenses	(32)	(35)	(65)	(70)
Finance costs - net	(32)	(35)	(65)	(70)
(A)For the six months ended June 30, 2024 and 2023, interest expense on borrowings included €38 million of interest, and €2 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Interim Income Statement.
(C)Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the six months ended June 30, 2024 and 2023.
NOTE 8 - INCOME TAX
Income tax expense for interim periods is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. The tax rate applied at June 30, 2024 was impacted by changes in the allocation of income or loss by country.

NOTE 9 - CASH AND CASH EQUIVALENTS
Cash at bank and on hand at June 30, 2024 amounted to €213 million and included €20 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2023, the amount subject to these restrictions was €22 million.
NOTE 10 - TRADE RECEIVABLES AND OTHER

	At June 30, 2024		At December 31, 2023
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	580	—	388
Impairment	—	(2)	—	(2)
Total trade receivables - net	—	578	—	386
Income tax receivables	4	26	—	17
Other tax receivables	—	43	—	54
Contract assets	17	2	16	2
Prepaid expenses	—	21	—	8
Other	14	23	15	23
Total other receivables	35	115	31	104
Total trade receivables and other	35	693	31	490
10.1 Contract assets
Contracts assets includes €9 million at June 30, 2024 and €7 million at December 31, 2023 of unbilled tooling costs.
10.2 Aging

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Not past due	560	370
1 – 30 days past due	16	15
31 – 60 days past due	1	1
61 – 90 days past due	1	—
Total trade receivables - net	578	386
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

10.3 Currency concentration

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Euro	289	167
U.S. Dollar	270	200
Swiss franc	7	7
Other currencies	12	12
Total trade receivables - net	578	386

10.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $175 million and a maturity date in September 2025 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2024.
•The factoring agreement in place for our entities in France has a maximum capacity of €250 million (including a €20 million recourse line) and a maturity date in January 2026.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €200 million and maturity dates in December 2027.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the six months ended June 30, 2024 and 2023.
Under the Group’s factoring agreements, most of the trade receivables, when sold, are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At June 30, 2024, the total carrying amount of the original assets factored was €580 million, of which €360 million had been derecognized. At December 31, 2023, the total carrying amount of the original assets factored was €494 million, of which €356 million had been derecognized.
Amounts due to the factors in respect of trade receivables sold were €1 million and €1 million at June 30, 2024 and December 31, 2023, respectively.
NOTE 11 - INVENTORIES

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Finished goods	234	260
Work in progress	625	537
Raw materials	203	231
Stores and supplies	128	123
Inventories write down	(56)	(53)
Total inventories	1,134	1,098

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2024	25	379	1,381	251	11	2,047
Additions	1	3	36	114	2	156
Disposals	—	—	(2)	—	—	(2)
Depreciation expense	(1)	(17)	(119)	—	(4)	(141)
Transfer and other changes	1	4	38	(46)	2	(1)
Effect of changes in foreign exchange rates	—	3	20	2	—	25
Net balance at June 30, 2024	26	372	1,354	321	11	2,084

Cost	47	672	3,198	333	55	4,305
Less accumulated depreciation and impairment	(21)	(300)	(1,844)	(12)	(44)	(2,221)
Net balance at June 30, 2024	26	372	1,354	321	11	2,084
Right-of-use assets
Right-of-use assets have been included in the same line item as that in which a corresponding owned asset would be presented.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2024	103	38	—	141
Additions	3	8	—	11
Depreciation expense	(6)	(6)	—	(12)
Net balance at June 30, 2024	100	40	—	140

Cost	172	107	—	279
Less accumulated depreciation and impairment	(72)	(67)	—	(139)
Net balance at June 30, 2024	100	40	—	140
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €9 million and €8 million for the six months ended June 30, 2024 and 2023, respectively.

NOTE 13 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2024	16	13	12	3	3	47	462
Additions	—	—	—	1	—	1	—
Amortization expense	(1)	(2)	—	(1)	—	(4)	—
Effect of changes in foreign exchange rates	1	—	—	—	—	1	15
Net balance at June 30, 2024	16	11	12	3	3	45	477

Cost	92	88	42	4	4	230	477
Less accumulated depreciation and impairment	(76)	(77)	(30)	(1)	(1)	(185)	—
Net balance at June 30, 2024	16	11	12	3	3	45	477

NOTE 14 - TRADE PAYABLES AND OTHER

	At June 30, 2024		At December 31, 2023
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	1,099	—	931
Fixed assets payables	—	41	—	35
Employees' entitlements	—	195	—	211
Taxes payable other than income tax	—	32	—	15
Contract liabilities and other liabilities to customers	31	54	29	62
Other payables	37	10	30	9
Total other	68	332	59	332
Total trade payables and other	68	1,431	59	1,263
Contract liabilities and other liabilities to customers

	At June 30, 2024		At December 31, 2023
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	30	—	28	—
Advance payment from customers	—	12	—	7
Unrecognized variable consideration (A)	1	42	1	55
Total contract liabilities and other liabilities to customers	31	54	29	62
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €24 million that related to contract liabilities at January 1, 2024 was recognized in the six months ended June 30, 2024. There was €15 million of deferred revenue generated in the six months ended June 30, 2024.
Revenue of €11 million that related to contract liabilities at January 1, 2023 was recognized in the six months ended June 30, 2023. There was €27 million of deferred revenue generated in the six months ended June 30, 2023.

NOTE 15 - BORROWINGS
15.1 Analysis by nature

		At June 30, 2024						At December 31, 2023
(in millions of Euros)		Nominal Value in Currency	Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Senior Unsecured Notes (A)
Issued November 2017 and	due 2026	$250	5.875%	234	(1)	5	238	230
Issued November 2017 and	due 2026	€400	4.250%	400	(2)	6	404	404
Issued June 2020 and	due 2028	$325	5.625%	303	(3)	1	301	291
Issued February 2021 and	due 2029	$500	3.750%	467	(5)	4	466	452
Issued June 2021 and	due 2029	€300	3.125%	300	(3)	4	301	300
Lease liabilities				151	—	1	152	154
Other loans (B)				33	—	—	33	37
Total Borrowings				1,888	(14)	21	1,895	1,868

Of which non-current							1,842	1,814
Of which current							53	54
(A)The Senior Unsecured Notes were issued by Constellium SE and are guaranteed by certain subsidiaries.
(B)Other loans include €28 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
15.2 Undrawn credit facilities and overdraft arrangements
At June 30, 2024, the Group had a $500 million Pan-U.S. ABL facility in place. This secured asset-based credit facility matures in April 2026. The Group also had a €100 million French inventory facility in place. This committed asset-based credit facility matures in April 2025 and was undrawn at June 30, 2024. The Group also uses a €75 million Money Market facility, as well as overdraft agreements with its commercial banks for cash management purposes. These arrangements are uncommitted and were undrawn at June 30, 2024.
15.3 Covenants
The Group was in compliance with all applicable debt covenants at June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024.

15.4 Movements in borrowings

(in millions of Euros)	At June 30, 2024	At December 31, 2023
At January 1,	1,868	2,056
Cash flows
Repayments of long-term borrowings (A)	(4)	(53)
Net change in revolving credit facilities and short-term borrowings (B)	—	(83)
Lease repayments	(13)	(37)
Non-cash changes
Movement in accrued interest	—	(1)
Changes in leases and other loans	9	24
Deferred arrangement fees	2	4
Effects of changes in foreign exchange rates	33	(42)
At the end of the period	1,895	1,868
(A)For the twelve months ended December 31, 2023, repayments of long-term borrowings included the redemption of $50 million out of the $300 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026 on July 20, 2023.
(B)For the twelve months ended December 31, 2023, the net change in revolving credit facilities and short-term borrowings included mainly the repayment under the Pan-U.S. ABL.
15.5 Currency concentration

(in millions of Euros)	At June 30, 2024	At December 31, 2023
U.S. Dollar	1,044	1,012
Euro	845	849
Other currencies	6	7
Total borrowings	1,895	1,868

NOTE 16 - FINANCIAL INSTRUMENTS
16.1 Financial assets and liabilities by categories

		At June 30, 2024				At December 31, 2023
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	9	213	—	—	213	202	—	—	202
Trade receivables	10	—	—	578	578	—	—	386	386
Other financial assets		—	24	—	24	—	31	1	32
Total		213	24	578	815	202	31	387	620

		At June 30, 2024				At December 31, 2023
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	14	1,140	—	—	1,140	966	—	—	966
Borrowings	15	1,895	—	—	1,895	1,868	—	—	1,868
Other financial liabilities		—	31	10	41	—	35	7	42
Total		3,035	31	10	3,076	2,834	35	7	2,876
16.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair values of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 are 99.5%, 97.8%, 90.4% and 93.4%, respectively, of the nominal values and amount to €631 million, €297 million, €422 million and €280 million, respectively, at June 30, 2024.
All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At June 30, 2024			At December 31, 2023
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	2	15	17	1	17	18
Other commodity derivatives	—	4	4	—	1	1
Currency commercial derivatives	—	3	3	1	10	11
Currency net debt derivatives	—	—	—	—	2	2
Other financial assets - derivatives	2	22	24	2	30	32

Aluminium and premium derivatives	1	6	7	1	9	10
Energy derivatives	1	6	7	3	9	12
Other commodity derivatives	—	1	1	—	2	2
Currency commercial derivatives	9	17	26	4	14	18
Other financial liabilities - derivatives	11	30	41	8	34	42

16.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives, natural gas derivatives, silver derivatives and premium derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2024				At December 31, 2023
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	15	9	—	24	17	15	—	32
Other financial liabilities - derivatives	6	35	—	41	7	35	—	42
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2024 nor the year ended December 31, 2023.

NOTE 17 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute its business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity risk.

17.1 Market risk
i. Commercial transaction exposures
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group has entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $470 million and $209 million at June 30, 2024 and December 31, 2023 respectively, with maturities ranging from 2024 to 2029.
The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income:

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2024	2023	2024	2023
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	6	(2)	5	(4)	9
Unrealized losses on foreign currency derivatives - net (A)	6	(3)	(6)	(11)	(4)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized (losses) / gains on foreign currency derivatives - net		(5)	—	(9)	2
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		3	1	5	2
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	6	(2)	(1)	(4)	(3)
Unrealized (losses) / gains on foreign currency derivatives - net	6	—	—	(1)	1
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in the future when these sales are recognized.
(B)Changes in fair value of derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices are issued.
ii. Commodities
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses – net.
17.2 Liquidity risk management
The liquidity requirements of the overall Company are funded by cash and drawings on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposit between the Company’s operating entities and central Treasury.
At June 30, 2024, the borrowing bases for the Pan-U.S. ABL and the French Inventory Facility were €467 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €552 million outstanding availability under these revolving credit facilities.
At June 30, 2024, liquidity was €869 million, comprised of €213 million of cash and cash equivalents and €656 million of available undrawn facilities, including the €552 million described above.

Margin calls
The Group's financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) tries to offset exposures with financial counterparts and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
At June 30, 2024, and December 31, 2023, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges nor related to aluminium or any other commodity hedges.
NOTE 18 - PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
18.1 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2024.

	At June 30, 2024	At December 31, 2023
	Discount rate	Discount rate
Switzerland	1.45%	1.40%
U.S.
Hourly pension	5.30% - 5.35%	4.85% - 4.90%
Salaried pension	5.35%	4.85%
OPEB	5.30% - 5.40%	4.85% - 4.90%
Other benefits	5.25% - 5.30%	4.75% - 4.85%
France
Retirements	3.65%	3.30%
Other benefits	3.60%	3.25%
Germany	3.65%	3.30%
18.2 Amounts recognized in the Interim Statement of Financial Position

	At June 30, 2024			At December 31, 2023
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	629	—	629	653	—	653
Fair value of plan assets	(492)	—	(492)	(488)	—	(488)
Deficit of funded plans	137	—	137	165	—	165
Present value of unfunded obligation	104	139	243	103	143	246
Net liability / (asset) arising from defined benefit obligation	241	139	380	268	143	411

18.3 Amounts recognized in the Interim Income Statement

	Three months ended June 30,
	2024			2023
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(4)	(1)	(5)	(3)	(2)	(5)
Net interest	(3)	(2)	(5)	(3)	(1)	(4)
Immediate recognition of gains arising over the year	—	1	1	—	—	—
Administration expenses	—	—	—	—	—	—
Total	(7)	(2)	(9)	(6)	(3)	(9)

	Six months ended June 30,
	2024			2023
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(8)	(2)	(10)	(7)	(3)	(10)
Net interest	(4)	(4)	(8)	(5)	(3)	(8)
Immediate recognition of gains arising over the year	—	1	1	—	—	—
Administration expenses	(1)	—	(1)	(1)	—	(1)
Total	(13)	(5)	(18)	(13)	(6)	(19)
18.4 Movement in net defined benefit obligations

	Six months ended June 30, 2024
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2024	756	143	899	(488)	411
Included in the Consolidated Income Statement
Current service cost	8	2	10	—	10
Interest cost / (income)	11	4	15	(7)	8
Immediate recognition of losses arising over the year	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	1	1
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(9)	(9)
—changes in financial assumptions	(21)	(5)	(26)	—	(26)
—changes in demographic assumptions	—	—	—	—	—
—experience losses	1	1	2	—	2
Effects of changes in foreign exchange rates	(2)	3	1	3	4
Included in the Consolidated Statement of Cash Flows
Benefits paid	(22)	(8)	(30)	19	(11)
Contributions by the Group	—	—	—	(9)	(9)
Contributions by the plan participants	2	—	2	(2)	—
At June 30, 2024	733	139	872	(492)	380

18.5 Net defined benefit obligations by country

	At June 30, 2024			At December 31, 2023
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	126	(6)	120	127	(6)	121
Germany	97	(1)	96	103	(1)	102
Switzerland	277	(267)	10	290	(265)	25
United States	372	(218)	154	379	(216)	163
Total	872	(492)	380	899	(488)	411
NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2024	86	—	21	107
Allowance	—	1	—	1
Amounts used	(1)	—	—	(1)
Unused amounts reversed	—	—	(2)	(2)
Effects of changes in foreign exchange rates	—	—	—	—
At June 30, 2024	85	1	19	105

Of which non-current	75	—	11	86
Of which current	10	1	8	19
Total provisions	85	1	19	105
Legal claims and other costs

(in millions of Euros)	At June 30, 2024	At December 31, 2023
Litigation	11	13
Disease claims	8	8
Total provisions for legal claims and other costs	19	21
Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised can be highly complex and subject to significant uncertainties and amounts claimed can be substantial. As a result, the probability of loss and an estimation of damages can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the matter in hand.

NOTE 20 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €9 million and €7 million for the six months ended June 30, 2024 and 2023, respectively. These leases and financings are excluded from the Interim Statement of Cash Flows as they are non-cash investing transactions.

Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €19 million and €10 million for the six months ended June 30, 2024 and 2023, respectively. They are excluded from the Interim Statement of Cash Flows as non-cash financing activities.

NOTE 21 - SHARE CAPITAL
Share capital amounted to €2,936,397.68 at June 30, 2024, divided into 146,819,884 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and except for treasury shares have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2024	146,819,884	3	420
At June 30, 2024 (A)	146,819,884	3	420
(A)Including 553,635 treasury shares at June 30, 2024.
NOTE 22 - SHARE-BASED COMPENSATION
Description of plans
Performance-Based Restricted Stock Units (equity-settled)
In March 2024, the Company granted Performance Stock Units (PSUs) to selected employees and the CEO. These units vest if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously at the service of the Company through the end of a three-year vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The following table lists the inputs to the valuation model used for the PSUs granted in March 2024:

March 2024 PSUs
Fair value at grant date (in euros)	24.84
Share price at grant date (in euros)	18.14
Dividend yield	—
Expected volatility (A)	44%
Risk-free interest rate (US government bond yield)	4.46%
Model used	Monte Carlo
(A)Volatility in the share prices of the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
In March 2024, the Company granted Restricted Stock Units (RSUs) to selected employees and the CEO subject to the beneficiaries remaining continuously at the service of the Group from the grant date to the end of the three-year vesting period.The fair value of the RSUs awarded is €18.14, being the euro equivalent of the quoted market price at grant date.
Expense recognized during the period
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total share-based compensation amounted to €12 million and €10 million for the six months ended June 30, 2024 and 2023, respectively.

Movement of potential shares

	PSUs	RSUs	Total potential shares
At December 31, 2023	1,797,179	1,664,370	3,461,549
Granted (A)	600,268	545,477	1,145,745
Over-performance (B)	297,335	—	297,335
Vested (C)	(864,792)	(473,952)	(1,338,744)
Forfeited (D)	(12,184)	(16,344)	(28,528)
At June 30, 2024	1,817,806	1,719,551	3,537,357
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)During the six months ended June 30, 2024, Constellium SE delivered 1,338,744 ordinary shares previously repurchased by Constellium SE to beneficiaries of a share-based compensation plan vested in May 2024.
(D)For potential shares related to PSUs, 12,184 were forfeited as a result of the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
NOTE 23 - SUBSEQUENT EVENTS
On June 30, 2024, our facilities in Sierre and Chippis, Switzerland were impacted by exceptional flooding from the Rhône River. All operations at these sites are currently suspended. The Company has assessed the impact of the flooding on the carrying value of its assets and recognized an impairment charge of €5 million in the quarter ended June 30, 2024. However, as of the date of these financial statements, cleaning operations are ongoing and the Company cannot yet assess the full extent of the damage and determine when production will restart.

Constellium SE
40-44 rue Washington
75008 Paris, France
www.constellium.com